Contact

www.linkedin.com/in/robkent97
(LinkedIn)

Top Skills

Cross-functional Team Leadership
Process Improvement
Supply Chain

Languages

English (Native or Bilingual)

Rob Kent

Innovator & Growth Leader - Accelerating Startups to Success
Claremont, California, United States

Summary

I have a 20 year career that spans the military, fortune 500 companies and startups. I've excelled at building and leading innovative teams that make meaningful impacts on industries.
I engage a portfolio of clients with deep involvement in a select few companies, and advisory roles in a handful of others. I particularly specialize in working with innovators and inventors looking to rapidly scale a breakthrough idea to market. I also specialize in working with veterans transitioning from the military to entrepreneurship.

Experience

Power Hero

Co-Founder
September 2017 - Present (7 years 10 months)
La Verne, CA

Coordinates fundraising, strategic planning, and marketing resources along with Board oversight for one of the most exciting startups in electric vehicle infrastructure support.

Synova Life Sciences

COO and Co-Founder
July 2017 - Present (8 years)
Pasadena, CA

Synova Life Sciences is an innovative, privately-held biosciences company that develops breakthrough devices and processes for the harvesting of adult stem cells. Our goal is to make stem cell therapy accessible to everyone through automated, reliable and efficient harvesting technology.

First Wave Partners

Partner
March 2013 - Present (12 years 4 months)
Greater Los Angeles Area

At First Wave Partners we provide growth leadership for innovators. Whatever your startup idea or initiative, we help with planning, fundraising, and

execution. Our network of proven leaders can help fill in all business functions needed to get your initiatives off the ground. We specialize in partnerships with inventors and innovators, helping turn breakthrough ideas into profitable realities.

O2 Concepts
CEO
April 2013 - August 2017 (4 years 5 months)

Greater Los Angeles Area

O2 Concepts manufactures and distributes the Oxlife Independence continuous flow portable oxygen concentrator. They are also the patent owners of the product's Energy Smart Absorption (ESA) technology, which delivers the longest battery life in its class. Its lightweight metal construction makes it the most robust and durable product on the market – allowing dealers to maximize their return while giving oxygen patients the best possible quality of life. O2 Concepts is privately held with factory operations in Newtown, CT.

Tridien Medical
VP of Operations/Business Development
September 2007 - November 2011 (4 years 3 months)

Corona, CA

Managed personnel development, factory layout, cost reduction & process improvement, as well as led global sourcing & manufacturing business systems initiatives. Managed and directed product development efforts. Integrated business processes with large OEM customers to achieve savings, delivery, and quality goals. Managed opening of a new facility to include incentive and lease negotiations, equipment purchasing and installation timelines.

Covidien
3 years 9 months

Purchasing and Global Procurement
October 2006 - August 2007 (11 months)

Strategic Sourcing in buy-for-resale Medical Devices. Manage improved cost, quality, and service programs for existing suppliers. Find new avenues of sourcing for new product development and growth / acquisition initiatives.

Distribution Planning and Management
May 2005 - October 2006 (1 year 6 months)

Responsible for managing items efficiently through 3 Distribution Centers for global distribution of Tyco products. Managed communications between Marketing, Production Facilities, Quality Control, and Procurement to effectively manage supply chains.

Shift Production Management

December 2003 - May 2005 (1 year 6 months)

Directly supervised 80 direct reports including a 10 person technical staff. Responsible for executing the daily production schedule for the global demand of Sharps Safety Containers. Instrumental in Lean implementation and Plant Cost Savings Programs.

U.S. Navy

Surface Warfare Officer

May 1997 - December 2003 (6 years 8 months)

Managed divisions of sailors responsible for the maintenance, training, and the development and execution of tactics and operating schedules. Executed operations on two different combat vessels and one major joint command center – accomplishing missions in Asia, the Middle East, Caribbean and South America. Managed and Developed as many as 40 personnel. Areas of expertise in Diesel Engineering Plants, Weapons, Tactics, Navigation, Ship Handling, Anti-Terrorism , Force Protection, Boarding Search and Seizure, Air Defense, Reconnaissance and Intelligence Gathering.

Education

United States Naval Academy

BS, Economics · (1993 - 1997)

UC Irvine

Master of Business Administration (M.B.A.), Business Administration and Management, General · (2011 - 2013)

University of Kentucky

Lean Systems Certification, Lean Manufacturing · (2003 - 2003)